Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NI 51-102
VOTING RESULTS REPORT
(Section 11.3)
ANNUAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 12, 2007

At the Annual General Meeting of the Shareholders of Kimber Resources Inc. (hereinafter called the “Company”) held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 1:30 p.m. on Wednesday, December 12, 2007 (the “Meeting”) all of the matters voted upon were conducted either by a show of hands or by a poll. The following were the results of the voting:

1.	To receive the Comparative Consolidated Financial Statements of the Company for the financial years ended June 30, 2007 and 2006 and the Auditors’ report thereon:
UNANIMOUS VOTE IN FAVOR OF THE RESOLUTION BY SHOW OF HANDS

2.	To pass a Special Resolution to change the authorized capital to an unlimited amount of common shares

20,054,125 common shares (87.66%) in favour
2,824,165 common shares (12.34%) against

3.	To pass a Special Resolution to amend the Articles

22,223,175 common shares (97.14%) in favour
655,115 common shares (2.86%) against

4.	To elect Leanne Baker, Keith Barron, Lawrence Bell, Dennis Bergen, Gordon Cummings, Peter Nixon, James Puplava and Stephen Quin elected as directors of the Company
ALL DIRECTORS ELECTED AS NO OTHER INDIVIDUALS WERE NOMINATED

Proxies submitted for 21,583,006 common shares (97.5%) in favour
Proxies submitted for 553,290 common shares (2.5%) withheld

5.	To pass a Resolution to adopt the Kimber Resources Inc. 2007 Stock Option Plan

15,657,042 common shares (91.77%) in favour
1,404,353 common shares (8.23%) against

The votes of insiders who might benefit under the plan were not included in the results of the poll.

6.	A Resolution to re-appoint D & H Group LLP as Auditors of the Company

22,514,295 common shares (98.41%) in favour
363,995 common shares (1.59%) withheld

Dated this 31st day of December, 2007 at Vancouver, BC

Kimber Resources Inc.

“M. E. Hoole”

Michael E. Hoole
Vice President and Secretary